October 10, 2006

VIA EDGAR AND FACSIMILE
Mr. John P. Nolan, Accounting Branch Chief
Ms. Lisa Haynes, Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Unibanco - Union of Brazilian Banks S.A.
Unibanco Holdings S.A.
Form 20-F for the Fiscal Year Ended December 31, 2005
(File No. 1-14640-1)

Dear Mr. Nolan and Ms. Haynes:

     By letter dated September 21, 2006 (the “Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission provided certain comments to the annual report on Form 20-F for the fiscal year ended December 31, 2005, as filed on June 30, 2006 by Unibanco – Union of Brazilian Banks S.A. (“Unibanco”) and its parent company Unibanco Holdings S.A. (together with Unibanco, the “Companies”). We also refer to the telephone call between Ms. Haynes and our outside counsel, Francesca Lavin, on October 10, 2006 (the “October 10 Call”). The Staff has requested that the Companies respond to the Comment Letter within ten (10) business days or otherwise inform the Staff when we will respond.

     As discussed with Ms. Haynes on the October 10 Call, we have reviewed the Comment Letter, and we are in the process of preparing our response. We intend to submit such response to you no later than October 16, 2006.

     Thank you for your consideration. If you or any other member of the Staff has any questions, please do not hesitate to contact Francesca Lavin or Susan Nathan at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Very truly yours,

/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Chief Financial Officer of Unibanco –
Union of Brazilian Banks S.A. and
Unibanco Holdings S.A.

cc:	Francesca Lavin, Esq.
Susan Nathan, Esq.
Cleary Gottlieb Steen & Hamilton LLP